ING Mayflower Trust

7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258

April 18, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, DC 20549

Re:	ING Mayflower Trust
Request for Withdrawal of Proxy Statement/Prospectus on Form N-14 (File No. 333-187474)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), ING Mayflower Trust (the “Registrant”) respectfully requests the withdrawal of the Proxy Statement/Prospectus on Form N-14 (File No. 333-187474), together with all exhibits thereto (collectively, the “N-14”).  The N-14 relates to the proposed reorganization of the ING International Value Fund, a series of the Registrant, with and into the ING International Value Equity Fund, a series of ING Mutual Funds (“Acquiring Fund Registrant”).  The N-14 was filed with the Securities and Exchange Commission (the “Commission”) on March 22, 2013.

The Registrant confirms that no securities have been sold in connection with the offering contemplated by the N-14.  No filing fee was required or paid in connection with the filing of the N-14.

The Registrant is requesting the withdrawal of the N-14 because it was inadvertently filed by the Registrant in addition to being filed by the Acquiring Fund Registrant.  The Acquiring Fund Registrant, and not the Registrant, will be issuing shares in connection with the reorganization that is the subject of the N-14.  The proxy statement/prospectus filed by the Acquiring Fund Registrant on Form N-14 is not intended to be affected in any way by this Request for Withdrawal.

If you have any questions regarding this letter, please contact the undersigned at 480.477.2649.

Sincerely,

/s/ Paul Caldarelli
Assistant Secretary

cc:	Jeffrey S. Puretz, Esq.
Corey F. Rose, Esq